

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2024

Tony Tianyu Hou
Chief Financial Officer
Sea Limited
1 Fusionopolis Place, #17-10
Galaxis Singapore 138522

      Re: Sea Limited
           Form 20-F for Fiscal Year Ended December 31, 2022
           Filed April 6, 2023
           File No. 001-38237

Dear Tony Tianyu Hou:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services